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Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

CONFIDENTIAL

October 29, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7561

Attention: Kevin Dougherty

Re:                                      Sunshine Silver Mining & Refining Corporation
Draft Registration Statement on Form S-1

Dear Sir/Madam:

On behalf of our client, Sunshine Silver Mining & Refining Corporation, a Delaware corporation (the “Company”), we confidentially submitted to the staff of the Securities and Exchange Commission (the “Commission”) for its review the Company’s Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) on October 15, 2019, and subsequently confidentially submitted the Company’s first and second revised drafts of the Draft Registration Statement on October 16, 2019, relating to a proposed offering in the United States of the Company’s common stock.

The Company undertakes that it will publicly file with the Commission for its review a subsequent draft registration statement and nonpublic draft submissions at least 15 days before the Company commences a road show presentation or, in the absence of a road show presentation, at least 15 days prior to the requested effective date of the registration statement.

If you have any questions regarding this submission, please do not hesitate to contact me at (212) 450-4674 (tel.), (212) 701-5674 (fax) or richard.truesdell@davispolk.com.

Sincerely,

/s/ Richard D. Truesdell, Jr.

Richard D. Truesdell, Jr.

Enclosures

CC:                          Stephen Orr, Executive Chairman and Chief Executive Officer

Roger Johnson, Chief Financial Officer

Sunshine Silver Mining & Refining Corporation

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